AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1997
                                                   REGISTRATION NO. 333-33791

   ==========================================================================


                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ---------------

                                   AMENDMENT NO. 1
                                          TO

                                       FORM S-3
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ---------------

                                   NUI CORPORATION
                (Exact name of registrant as specified in its charter)

                    New Jersey                         22-1869941
         (State or other jurisdiction of            (I.R.S. employer
          incorporation or organization)           identification no.)

            550 Route 202-206, Box 760             James R. Van Horn,
     Bedminster, New Jersey  07921-0760       General Counsel and Secretary
                  (908) 781-0500               550 Route 202-206, Box 760
          (Address, including zip code,    Bedminster, New Jersey  07921-0760
               and telephone number                  (908) 781-0500
             including area code, of       (Name, address, including zip code,
              Registrant's principal        and telephone including area code,
                executive offices)                of agent for service)

                                   ---------------

              The Commission is requested to send copies of all orders,
                            communications and notices to:

                John T. Hood, Esq.               Michael F. Cusick, Esq.
                Reid & Priest LLP          Winthrop, Stimson, Putnam & Roberts
               40 West 57th Street               One Battery Park Plaza
          New York, New York  10019-4097     New York, New York  10004-1490

                                   ---------------



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(A)  OF THE  SECURITIES ACT  OF 1933,  OR  UNTIL THE  REGISTRATION
     STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.



     ===========================================================================

                                SUBJECT TO COMPLETION

                    PRELIMINARY PROSPECTUS DATED SEPTEMBER 3, 1997


     PROSPECTUS
     ----------

                                   1,000,000 SHARES
                                [NUI CORPORATION LOGO]
                                     COMMON STOCK
                                    (NO PAR VALUE)

                                   ---------------


          NUI Corporation (the "Company") is offering hereby 1,000,000 shares of its common stock, no par value (the "Common Stock") and the appurtenant Preferred Stock Purchase Rights (the "Rights" and, together with the 1,000,000 shares of Common Stock, the "Shares"). The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the
     symbol NUI.   On September 2, 1997, the last reported sale  price for the
     Common Stock on the NYSE was $23.00 per share.


                                   ---------------


     THESE  SECURITIES HAVE NOT BEEN  APPROVED OR DISAPPROVED  BY THE SECURITIES
     AND
        EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
            SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     ==========================================================================
                               Price to        Underwriting        Proceeds to
                                Public          Discount(1)         Company(2)
     --------------------------------------------------------------------------
     Per Share . . . . . . .     $                $                   $
     --------------------------------------------------------------------------
     Total(3)  . . . . . . .   $               $                   $
     ==========================================================================
     (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
     (2) Amounts shown are before deducting expenses payable by the Company, estimated at $150,000.
     (3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock (the "Additional Shares") from the Company, on the same terms, solely to cover over-allotments, if any. If all of the Additional Shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
          $       , $         and $       , respectively.  See "Underwriting."

                                   ---------------

          The Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York,
     on or about               , 1997.

                                   ---------------


     MERRILL LYNCH & CO.                              MORGAN STANLEY DEAN WITTER

                                   ---------------


            The date of this Prospectus is                     , 1997.

          Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there by any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                   ---------------


                                AVAILABLE INFORMATION

               The Company is subject  to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, Suite 1300, New York, New York, 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company; the address of such site is http://www.sec.gov. The Common Stock is listed for trading on the NYSE. Reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

               The Company has filed a Registration Statement on Form S-3 (together with all exhibits and amendments thereto, the "Registration Statement") with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the Registration Statement. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               The following documents heretofore filed by the Company with the SEC are hereby incorporated by reference in this Prospectus:

               1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996;

               2. The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997;

               3.   The  Company's  Current  Report  on  Form  8-K,   dated
                    February 26, 1997; and

               4. The Company's Registration Statement on Form 8-A dated December 1, 1995.

               All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus; provided, however, that all documents so filed in each fiscal year during which the offering made by this Prospectus is in effect shall not be incorporated by reference or be a part hereof from and after the date of filing of the Company's Annual Report on Form 10-K for such fiscal year.

               Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Request for such documents should be addressed  to  NUI  Corporation,  550  Route  202-206,  Box  760,
          Bedminster, New Jersey 07921-0760, Attention: Corporate Secretary, telephone number (908) 781-0500. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in any or all documents which have been or may be incorporated in this Prospectus by reference.

                                  PROSPECTUS SUMMARY

               The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and by information appearing in the documents incorporated herein by reference and, therefore, should be read together therewith.

                                       THE OFFERING

          Company . . . . . . . . . . . . . . . . . . . .     NUI Corporation
          Common Stock Offered (excluding
             the Additional Shares) . . . . . . . . . . .     1,000,000 shares

          Common Stock Outstanding as of
             July 31, 1997  . . . . . . . . . . . . . . .    11,382,679 shares
          Common Stock Closing Price Range per Share
            (August 30, 1996 through September 2, 1997) .     $18.75 - $23.50
          Common Stock Closing Price on
             September 2, 1997  . . . . . . . . . . . . .          $23.00

          NYSE Symbol . . . . . . . . . . . . . . . . . .           NUI
          Indicated Annual Dividend Per Share . . . . . .          $0.94
          Use of Proceeds . . . . . . . . . . . . . . . .   To repay indebted-
                                                            ness and for general
                                                            corporate purposes.
                                                            See "Use of
                                                            Proceeds."


                         SUMMARY CONSOLIDATED FINANCIAL DATA
               (Dollar amounts in thousands, except per share amounts)

                           TWELVE MONTHS
                               ENDED             FISCAL YEARS ENDED
                           JUNE 30, 1997           SEPTEMBER 30,
                           -------------    -------------------------------

                            (UNAUDITED)      1996      1995(1)   1994(2)(3)
                            -----------      ----      -------   ----------

          INCOME
          STATEMENT DATA:

          Operating
             revenues . .    $   559,372  $  468,978  $  376,445  $  405,240


          Operating
             margins  . .        167,798     163,928     153,266     144,646


          Operations and
             maintenance
             expenses . .         93,419      94,497      90,523      90,904

          Operating
             income . . .         34,463      32,881      23,859      25,840

          Net income  . .         18,448      14,896       5,517      10,780

          Net income,
             excluding
             non-recur-
             ring items .    $    18,448  $   14,896  $   11,074  $    9,586

          Weighted
             average
             number of
             shares of
             Common Stock
             outstanding      11,122,876   9,819,431   9,152,837   8,617,790

          Net income per
             share of
             Common Stock          $1.66       $1.52       $0.60       $1.25

          Net income per
             share of
             Common
             Stock,
             excluding
             non-recur-
             ring items .          $1.66       $1.52       $1.21       $1.11

          Dividends paid
             per share of
             Common Stock          $0.93       $0.90       $0.90       $1.60


          ------------

          (1) Net income and net income per share for fiscal 1995 reflect restructuring and other non-recurring charges amounting to $8.6 million ($5.6 million after tax), or $0.61 per share.
          (2) Net income and net income per share for fiscal 1994 reflect the reversal of $1.8 million of income tax reserves and restructuring and other non-recurring charges amounting to $0.9 million ($0.6 million after tax). The effect of these items increased net income by $1.2 million, or $0.14 per share.
          (3) Fiscal 1994 reflects the merger of Pennsylvania & Southern Gas Company into the Company as of April 19, 1994, which was accounted for as a purchase in accordance with generally accepted accounting principles.

                                           JUNE 30, 1997 (UNAUDITED)
                                       -----------------------------------
                                            ACTUAL         AS ADJUSTED(1)
                                       ----------------   ----------------
                                       AMOUNT   PERCENT   AMOUNT   PERCENT
                                       ------   -------   ------   -------
          BALANCE SHEET DATA:

          Total assets  . . . . . .   $720,862          $720,862

          Capital lease obligations      9,454             9,454

          Current portion of
             long-term debt and
             capital lease
             obligations  . . . . .      1,439

          Notes payable to banks  .     60,730

          Capitalization


             Common shareholders'
                equity  . . . . . .   $200,122    46.5% $                 %

             Long-term debt . . . .    230,100    53.5%  230,100          %
                                      --------   ------ --------     ------
                Total                 $430,222     100% $              100%
                   capitalization .   ========   ====== ========     ======


          -------------
          (1)  As  adjusted for the issuance and anticipated use of the net
               proceeds  from  the  sale   of  the  Shares  (excluding  the
               Additional Shares) of $ __________.



                                         MAP

                [Map of locations of Registrant's utility operations.]

                                     THE COMPANY

          GENERAL

               The Company was incorporated in New Jersey in 1969, and is engaged primarily in the sale and transportation of natural gas. The Company serves more than 359,000 utility customers in six states through its Northern and Southern operating divisions. The Northern Division operates in New Jersey as Elizabethtown Gas Company. The Southern Division was formed effective April 1, 1995 through the consolidation of the Company's City Gas Company of Florida and Pennsylvania & Southern Gas Company ("PSGS") operations. PSGS, which operated as North Carolina Gas Service, Elkton Gas Service (Maryland), Valley Cities Gas Service (Pennsylvania) and Waverly Gas Service (New York), was acquired by the Company on April 19, 1994.

               In addition to gas distribution operations, the Company provides retail gas sales and related services through its NUI Energy, Inc. subsidiary (formerly Natural Gas Services, Inc.); bill processing and related customer services for utilities and municipalities through its Utility Business Services, Inc. subsidiary (formerly Utility Billing Services, Inc.); and wholesale energy brokerage and related service through its NUI Energy Brokers, Inc. subsidiary. In February 1997, the Company formed a wholly owned, indirect subsidiary, NUI Sales Management, Inc. ("NUI Sales").

               On May 19, 1997, NUI Sales acquired a 49% limited liability company interest in T.I.C. Enterprises, L.L.C. ("TIC") for a purchase price of $22 million. TIC engages in the business of recruiting, training and managing sales professionals and serving as sales and marketing representatives for various businesses, including NUI Energy, Inc. The acquisition was effective as of January 1, 1997 and is being accounted for under the equity method. Under the terms of an LLC Interest Purchase Agreement, TIC will continue the business previously conducted by T.I.C. Enterprises, Inc. Such agreement also includes a provision for an additional incentive payment up to a maximum of $5.2 million if TIC's fiscal 1997 earnings, before interest and taxes, exceed $5 million. In addition, NUI Sales has the option, during the period beginning April 1, 2001 (subject to a one-year extension by the seller), to purchase the remaining 51% interest in TIC. The excess of the purchase price over the Company's share of the underlying equity in net assets of TIC is estimated on a preliminary basis to be approximately $20 million and is being amortized on a straight line basis over a 15 year period. If the Company is required to make an additional incentive payment as set forth above, such amount will also be amortized on a straight line basis over a 15 year period.

               The principal  executive offices of the  Company are located
          at  550  Route  202-206,   Bedminster,  New  Jersey   07921-0760,
          telephone (908) 781-0500.

          TERRITORY AND CUSTOMERS SERVED

               The Company's  utility operations  serve  more than  359,000 customers, of which approximately 67% are in New Jersey and 33% are in the Southern Division states. Approximately 54% of the Company's utility customers are residential and commercial customers that purchase gas primarily for space heating. The Company's operating revenues for fiscal 1996 amounted to $469 million, of which approximately 66% was generated by utility operations in the Northern Division, 22% was generated by utility operations in the Southern Division states and 12% by the Company's unregulated activities. Gas volumes sold or transported in fiscal 1996 amounted to 105.7 million Mcf, of which approximately 65% was sold or transported in New Jersey, 17% was sold or transported in the Southern Division states and 18% represented unregulated sales. An Mcf is a basic unit of measurement for natural gas comprising 1,000 cubic feet of gas.

               Northern Division
               -----------------

               The Company, through its Northern Division, provides gas service to approximately 239,000 customers in franchised territories within seven counties in central and northwestern New Jersey. The Northern Division's 1,300 square-mile service territory has a total population of approximately 950,000. Most of the Northern Division's customers are located in densely-populated central New Jersey, where increases in the number of customers are primarily from conversions to gas heating from alternative forms of heating.

               Effective January 1, 1995, the New Jersey Board of Public Utilities (the "NJBPU") authorized new tariffs to provide for the unbundling of natural gas transportation and sales service to commercial and industrial customers. As of September 30, 1996, 845 commercial sales customers had switched to transportation-only service under the new tariff. Despite the transfer to transportation service, the commercial sales market continues to grow. In fiscal 1996, 27 schools and 490 businesses converted to gas heating systems with the Company or switched from interruptible service to commercial firm service. The Company also has an economic development program to help spur economic growth and jobs creation which provides grants and reduced rates for qualifying businesses that start up, relocate or expand within designated areas.

               The Company's industrial customers also have the ability to switch to transportation service and purchase their gas from other suppliers. The rate charged to transportation customers is less than the rate charged to firm industrial and commercial sales customers because the transportation customer rate does not include any cost of gas component. However, the operating margins from both rates are substantially the same.

               The  Northern  Division's  "interruptible"   customers  have
          alternative energy sources and use gas on an "as available" basis. Variations in the volume of gas sold or transported to these customers do not have a significant effect on the Company's earnings because, in accordance with New Jersey regulatory requirements, 90% to 95% of the margins that otherwise should be realized on gas sold or transported to interruptible customers are used to reduce gas costs charged to firm sales customers.

               The Company provides gas sales and transportation services comprising 20% of the primary fuel requirements of a 614 megawatt cogeneration facility that began commercial operation in New Jersey in July 1992 to supply electric power to New York City. In fiscal 1996, sales and transportation of gas to this customer accounted for approximately 5% of the Company's operating revenues and approximately 7% of total gas sold or transported. The Company was authorized by the NJBPU to retain a total of approximately $2.3 million of the operating margins realized from these sales. The Company reached this maximum during fiscal 1995 and, therefore, all margins realized from the sale of gas to this customer in fiscal 1996 were used to reduce gas costs charged to firm customers.

               In order to maximize the value of the Company's gas supply portfolio, in fiscal 1995 the Company began selling available gas supply and excess interstate pipeline capacity to other gas service companies and to customers located outside of the Company's service territories. The price of gas sold to these customers is not regulated by the NJBPU, however, the NJBPU has authorized the Company to retain 20% of the margins realized from these sales. The remaining 80% of these margins is used to reduce gas costs charged to firm customers.

               Southern Division
               -----------------

               City  Gas Company  of Florida  ("CGF").   CGF is  the second
          largest natural gas utility in Florida, supplying gas to over 97,000 customers in Dade and Broward Counties in south Florida, and in Brevard, Indian River and St. Lucie Counties in central
          Florida.   CGF's service  areas cover approximately  3,000 square
          miles and have a population of approximately 1.7 million. During fiscal 1996, CGF sold or transported approximately 10.1 Mcf of gas as follows: 21% sold to residential customers, 40% sold to commercial customers, 21% sold to industrial customers and 18% transported to commercial and industrial customers.


               CGF's residential customers purchase gas primarily for water heating, clothes drying and cooking. Some customers, principally in Brevard County, also purchase gas to provide space heating during the relatively mild winter season. Year-to-year growth in the average number of residential customers primarily reflects new construction. The rate of residential market growth was lower in fiscal 1996 as compared with fiscal 1995 reflecting the application of more selective investment feasibility standards. The rate of residential market growth is expected to increase in fiscal 1997 as more central Florida residential projects have qualified for main extensions under the Company's investment feasibility standards, principally reflecting lower Company costs to complete projects and more effective marketing practices.

               CGF's  commercial  business consists  primarily  of schools, businesses and public facilities, of which the number of customers tends to increase concurrently with the continuing growth in population within its service areas. As with its residential markets, the Company is seeking to maximize the utilization of its existing mains by emphasizing marketing efforts toward potential commercial business along these lines.

               CGF's industrial customers and certain commercial customers are served under tariffs applicable to "interruptible" customers. Unlike the Company's Northern Division, CGF's interruptible customers do not generally have alternative energy sources, although their service is on an "as available" basis. The Company retains all of the operating margins from sales to these customers.

               North Carolina Gas Service ("NCGS"). The Company, through NCGS, provides gas service to approximately 13,100 customers in Rockingham and Stokes Counties in North Carolina, which territories comprise approximately 560 square miles. During fiscal 1996, NCGS sold or transported approximately 3.9 million Mcf of gas as follows: 24% sold to residential customers, 14% sold to commercial customers, 44% sold to industrial customers and 18% transported to commercial and industrial customers.

               Elkton Gas Service ("Elkton"). The Company, through Elkton, provides gas service to approximately 3,400 customers in franchised territories comprising approximately 14 square miles within Cecil County, Maryland. During fiscal 1996, Elkton sold approximately 603,000 Mcf of gas as follows: 34% sold to residential customers, 38% sold to commercial customers and 28% sold to industrial customers.

               Valley Cities  Gas Service ("VCGS") and  Waverly Gas Service
          ("WGS"). VCGS and WGS provide gas service to approximately 6,100 customers in franchised territories comprising 104 square miles within Bradford County, Pennsylvania and the Village of Waverly, New York and surrounding areas, respectively. During fiscal 1996, VCGS and WGS sold or transported approximately 3.9 million Mcf of gas as follows: 15% sold to residential customers, 8% sold to commercial customers, 9% sold to industrial customers and 68% transported to commercial and industrial customers.


                                   USE OF PROCEEDS

               The net proceeds to the Company (excluding the Additional Shares) from the sale of the Shares are estimated to be $ million. Approximately $22 million of the net proceeds will be used for repaying short-term indebtedness of the Company incurred to finance the acquisition of a 49% limited liability company interest in TIC by NUI Sales. Such short-term indebtedness consists of revolving credit loans with a weighted average borrowing rate of 5.813% per annum from May 16, 1997 (the date on which funds were borrowed for the TIC acquisition) through August 14, 1997. The remainder of the net proceeds will be used for general corporate purposes.

                        COMMON STOCK DIVIDENDS AND PRICE RANGE

               The Common Stock is listed on the NYSE and is traded under the symbol "NUI." The following table sets forth, for the fiscal periods indicated, the dividends declared and the high and low trading prices per share of Common Stock, as reported by the
          NYSE:


                                                              PRICE RANGE
                                                          --------------------
                                              QUARTERLY
                                                CASH
           FISCAL YEARS ENDED SEPTEMBER 30    DIVIDENDS     HIGH         LOW
           -------------------------------    ---------     ----         ---

           1995:
           First Quarter . . . . . . . . .     $0.225     $18.375      $13.50
           Second Quarter  . . . . . . . .      0.225      16.50        14.25
           Third Quarter . . . . . . . . .      0.225      17.50        14.625
           Fourth Quarter  . . . . . . . .      0.225      16.875       14.875

           1996:
           First Quarter . . . . . . . . .     $0.225     $17.75       $15.75
           Second Quarter  . . . . . . . .      0.225      19.25        17.125
           Third Quarter . . . . . . . . .      0.225      20.00        16.75
           Fourth Quarter  . . . . . . . .      0.225      20.00        16.50

           1997:
           First Quarter . . . . . . . . .     $0.235     $23.50       $18.875
           Second Quarter  . . . . . . . .      0.235      23.625       19.25
           Third Quarter . . . . . . . . .      0.235      22.50        19.00

           Fourth Quarter through
              September 2, 1997  . . . . .      0.235*     19.75        23.375



          -------------
          * On July 22, 1997, the Board of Directors of the Company declared a quarterly cash dividend of $0.235 per share. Such dividend is payable on September 15, 1997 to holders of Common Stock as of August 15, 1997. Purchasers of the Shares will not be entitled to receive this dividend.



               The closing sale price of the Common Stock on September 2, 1997, on the NYSE was 23.00 per share.


               There were 6,851 shareholders of record of Common Stock at July 31, 1997.

               The Company's long-term debt agreements include, among other things, restrictions as to the payment of cash dividends. Under the most restrictive of those provisions, as of June 30, 1997, the Company would have been permitted to pay $40.7 million of cash dividends.


                             DESCRIPTION OF CAPITAL STOCK

          AUTHORIZED CAPITAL STOCK

               The Company is authorized to issue up to 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock (the "Preferred Stock").

          COMMON STOCK

               Each share of Common Stock is entitled to one vote on matters to be voted upon by the shareholders and is not entitled to cumulative voting rights in the election of directors. Under the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the affirmative vote of the holders of at least 75% of all the then-outstanding shares of voting stock, voting as a single class, are required to alter, amend or repeal the provisions of the Certificate of Incorporation (or any provision of the By-Laws of the Company

          (the "By-Laws") which is to the same effect) relating to rights, preferences and limitations of each class of common and preferred stock; the number, classification, election or removal of directors; action taken by the Company's shareholders; the calling of special meetings of shareholders; limited liability and indemnification rights of directors and officers of the Company; and the required voting percentage for the amendment of the Certificate of Incorporation. In the case of liquidation, dissolution or winding up of the Company's affairs, whether voluntary or involuntary, all assets remaining after payment of creditors and holders of all classes and series of Preferred Stock (if any are outstanding) are required to be divided among the holders of the Common Stock in proportion to their holdings. The holders of shares of Common Stock do not have preemptive, redemption or conversion rights. Dividends on the Common Stock may, by action of the Board of Directors of the Company (the "Board"), be declared and paid from time to time as permitted by law.

          TRANSFER AGENT AND REGISTRAR

               First Chicago Trust Company of New York is the Transfer Agent and Registrar for the Common Stock.

          PREFERRED STOCK

               The  Board is  authorized  to provide  for  the issuance  of shares of Preferred Stock, in one or more series, and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as are stated in the resolution adopted by the Board providing for the issuance of such series and as permitted by New Jersey law.

          CERTAIN ANTI-TAKEOVER EFFECTS

               The Certificate of Incorporation and By-Laws provide that the Board shall be divided into three classes with directors in each class serving three-year terms. Approximately one-third of the Board will be elected each year. The classification of the Board pursuant to the By-Laws may delay shareholders from removing a majority of the Board for two years, unless removal for cause can be established and the required 75% vote for removal can be obtained, as provided in the Certificate of Incorporation. Because the existence of a classified Board may operate to delay a potential purchaser's ability to obtain control of the Board in a relatively short period of time, a classified Board may have the effect of discouraging attempts to acquire significant minority positions with the intent of obtaining control of the Company by electing a slate of
          directors.    Also,  because  neither  the  New  Jersey  Business
          Corporation Act nor the Certificate of Incorporation requires cumulative voting, a purchaser of a block of Common Stock constituting less than a majority of the outstanding shares will have no assurance of proportional representation on the Board.

               The   Certificate  of   Incorporation  also   provides  that
          directors may be removed only for cause and only by the affirmative vote of holders of at least 75% of the outstanding shares of voting stock, voting as a single class, and that shareholder action can be taken only at an annual or special meeting of shareholders, and prohibits shareholder action in lieu of a meeting unless such action is by unanimous written consent. The Certificate of Incorporation and the By-Laws provide that, subject to the rights of any holders of any series of Preferred Stock, special meetings of shareholders can only be called pursuant to a resolution adopted by a majority of the authorized directors of the Company.

               As described above, the Board is authorized to provide for the issuance of shares of Preferred Stock, in one or more series, and to fix by resolution of the Board, and to the extent permitted by New Jersey law, the terms and conditions of each such series. The authorized shares of Preferred Stock, as well as shares of Common Stock, are available for issuance without further action by the shareholders, unless such action is required by applicable law or the rules of the NYSE. Although the Board has no present intention of doing so, other than as discussed below under " Preferred Stock Purchase Rights," it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt by including class voting rights that would enable the holders thereof to block such a transaction. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company, its then existing shareholders and its other statutory constituencies.

               The provisions described above could impede the completion of a merger, tender offer, acquisition or other transaction that some or a majority of the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their Common Stock over the then market price of such Common Stock.

          PREFERRED STOCK PURCHASE RIGHTS

               Reference  is made  to  the Rights  Agreement,  dated as  of
          November 28, 1995 (the "Rights Agreement"), between the Company and Mellon Securities Trust Company, as Rights Agent, filed with the SEC. The following statements are qualified in their entirety by such reference. Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

               The Company has adopted a shareholder rights plan pursuant to which holders of Common Stock outstanding at the close of business on December 8, 1995 or issued thereafter are granted one preferred share purchase right (the "Right") on each outstanding share of Common Stock. The description and terms of the Rights are set forth in the Rights Agreement.

               Each Right, initially evidenced by and traded with shares of
          Common Stock, entitles the registered holder to purchase one one-hundredth of a share of the Company's Series A Junior
          Participating Preferred Stock, no par value (the "Preferred Shares"), at a purchase price of $50, subject to adjustment in certain circumstances, regulatory approval and other specified conditions. The Rights will separate from the Common Stock and will be exercisable only if a person or group acquires 15% or more of the outstanding Common Stock or announces a tender offer, the consummation of which would result in the beneficial ownership  by a  person or  group of  15% or  more of  the Common
          Stock.

               If any person or group acquires 15% or more of the outstanding Common Stock (other than an acquisition pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the majority of the independent Directors of the Company determine to be fair to, and otherwise in the best interest of, the shareholders), each Right will entitle its holder (other than such person or members of such group), subject to regulatory approval and other specified conditions, to purchase that number of shares of Common Stock (or, in certain circumstances, cash property or other securities of the Company) having a value of twice the Right's exercise price. In lieu of requesting payment of the Purchase Price upon exercise of the Right following any such event, the Company may provide that each Right be exchanged for one share of Common Stock.

               In addition, in the event that, at any time following the date when any person or group acquires 15% or more of the outstanding Common Stock, (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Stock is changed or exchanged, or (iii) more than 50% of the Company's assets or earning power is sold or transferred (except with respect to clauses (i) and (ii), a merger or consolidation
          (a) which follows an offer described in the preceding paragraph and (b) in which the amount and form of consideration is the same as was paid in such offer), proper provision will be made so that each Right would thereafter entitle its holder to purchase that number of the acquiring company's common shares having a value at that time of twice the Right's exercise price.

               At any time prior to the earlier of (i) the date on which an event described in the second preceding paragraph occurs and (ii) November 28, 2005, the Board may redeem the Rights in whole, but not in part, at a price of $.001 per Right, payable in cash or securities or both. The Rights will expire on November 28, 2005.

               The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board.

                                     UNDERWRITING

               The Underwriters named below (the "Underwriters"), acting through their representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions of the Purchase Agreement with the Company, to purchase from the Company the number of Shares set forth below opposite their respective names. The Underwriters are committed to purchase all such Shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.


                                                          Number of
                       Underwriters                        Shares
                       ------------                       ---------


           Merrill Lynch, Pierce, Fenner & Smith
                       Incorporated  . . . . . .
           Morgan Stanley & Co. Incorporated . .




                                                        ----------
                       Total . . . . . . . . . .         1,000,000
                                                        ==========

             The Representatives have advised the Company that they propose initially to offer the shares to the public at the Price to Public set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of
          $    per share.  The Underwriters may allow, and such dealers may
          reallow, a discount not in  excess of $    per share on  sales to
          certain other dealers. After the initial public offering, such concession and discount may be changed.

             The   Company  has   granted   the  Underwriters   an   option,
          exercisable within 30 days after the date of this Prospectus, to purchase severally up to 150,000 additional Shares, solely for the purpose of covering over-allotments, if any, at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise
          this   option,  each  of  the   Underwriters  will  have  a  firm
          commitment,   subject   to   certain  conditions,   to   purchase
          approximately the same percentage of additional Shares that the number of Shares to be purchased by it, as shown in the foregoing table, bears to the 1,000,000 Shares offered hereby.


             The Company has agreed that, for a period of 90 days from the date of this Prospectus, it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell any share of Common Stock, except for (i) Common Stock to be sold in this offering, (ii) any shares granted pursuant to existing employee benefit plans, (iii) any shares issued pursuant to dividend reinvestment or certain stock purchase plans, (iv) any shares issued upon the exercise of any Right or (v) any shares issued upon the exercise of an outstanding option or warrant.


             Until the distribution of the Shares is completed, rules of the SEC may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Shares. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Shares.


             If the Underwriters create a short position in the Shares in connection with the offering, i.e., if they sell more Shares than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing
          shares of  Common Stock in the  open market.   The Representatives
          may also elect to reduce any short position by exercising all or part of the over-allotment option described above.



             The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Shares, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Shares as part of the offering.

             In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of
          such purchases.   The imposition of a penalty bid might also have
          an effect on the price of a security to the extent that it were to discourage resales of the security.

             Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, neither the Company nor any of
          the    Underwriters   makes    any   representation    that   the
          Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

             The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.


                                  VALIDITY OF SHARES

             The validity of the Shares will be passed upon for the Company by James R. Van Horn, Esq., Bedminster, New Jersey, Vice President and Secretary of and General Counsel to the Company, and Reid & Priest LLP, New York, New York, special counsel to the
          Company.   The validity of the Shares will be passed upon for the
          Underwriters by  Winthrop, Stimson,  Putnam & Roberts,  New York,
          New York.   Reid  & Priest  LLP and  Winthrop, Stimson, Putnam  &
          Roberts may rely on the opinion of James R. Van Horn, Esq. as to legal matters arising under New Jersey law.


                                       EXPERTS


             The  Company's  audited  Consolidated Financial  Statements and
          Schedule incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereon, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

          =================================  ==============================

             NO DEALER, SALESMAN OR
          OTHER PERSON HAS BEEN AUTHORIZED
          TO GIVE ANY INFORMATION OR TO
          MAKE ANY REPRESENTATIONS OTHER
          THAN THOSE CONTAINED IN THIS
          PROSPECTUS IN CONNECTION WITH
          THE OFFER CONTAINED IN THIS               1,000,000 SHARES
          PROSPECTUS, AND, IF GIVEN OR
          MADE, SUCH INFORMATION OR
          REPRESENTATIONS MUST NOT BE
          RELIED UPON AS HAVING BEEN             [NUI CORPORATION LOGO]
          AUTHORIZED BY THE COMPANY OR
          THE UNDERWRITERS.  NEITHER THE
          DELIVERY OF THIS PROSPECTUS
          NOR ANY SALE MADE HEREUNDER                 COMMON STOCK
          SHALL, UNDER ANY CIRCUMSTANCES,
          CREATE ANY IMPLICATION THAT
          THERE HAS BEEN NO CHANGE IN THE
          AFFAIRS OF THE COMPANY SINCE
          THE DATE AS OF WHICH INFORMA-
          TION IS GIVEN IN THIS PROSPECTUS.
          THIS PROSPECTUS DOES NOT CONSTI-
          TUTE AN OFFER OR SOLICITATION
          BY ANYONE IN ANY JURISDICTION
          IN WHICH SUCH OFFER OR SOLICI-
          TATION IS NOT AUTHORIZED OR IN
          WHICH THE PERSON MAKING SUCH
          OFFER OR SOLICITATION IS NOT
          QUALIFIED TO DO SO OR TO ANY-
          ONE TO WHOM IT IS UNLAWFUL TO
          MAKE SUCH OFFER OR SOLICITATION.


                       ---------                       ----------


                    TABLE OF CONTENTS                  PROSPECTUS

                                        Page
                                        ----           ----------

          Available Information  . . . .  2
          Incorporation of
             Certain Documents                     MERRILL LYNCH & CO.
             by Reference  . . . . . . .  2
          Prospectus Summary . . . . . .  4
          Map  . . . . . . . . . . . . .  5    MORGAN STANLEY DEAN WITTER
          The Company  . . . . . . . . .  6
          Use of Proceeds. . . . . . . .  8
          Common Stock Dividends and
             Price Range . . . . . . . .  9         _______ __, 1997
          Description of
             Capital Stock . . . . . . .  9
          Underwriting . . . . . . . . . 12
          Validity of Shares . . . . . . 13
          Experts  . . . . . . . . . . . 13

          =================================== =============================

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS


         ITEM 16.  EXHIBITS.


          EXHIBIT
          NO.          DESCRIPTION                          REFERENCE
          -------      -----------                          ---------

          1            Form of Purchase Agreement           Filed herewith


          4(i)         Amended and Restated Certificate     Incorporated by
                       of Incorporation, amended and        reference to
                       restated as of December 1, 1995      Exhibit 3(i) of
                                                            Registrant's
                                                            Annual Report on
                                                            Form 10-K for
                                                            Fiscal 1995

          4(ii)        By-Laws, amended and restated        Incorporated by
                       as of October 24, 1995               reference to
                                                            Exhibit 3(ii) of
                                                            Registrant's
                                                            Annual Report on
                                                            Form 10-K for
                                                            Fiscal 1995

          4(iii)       Rights Agreement, dated as of        Incorporated by
                       November 28, 1995, between the       reference to
                       Company and Mellon Securities        Exhibit 10.1
                       Trust Company, as Rights Agent       of Registrant's
                                                            Current Report on
                                                            Form 8-K, filed
                                                            December 1, 1995

          5(i)         Opinion of James R. Van Horn, Esq.   Previously filed

          5(ii)        Opinion of Reid & Priest LLP         Previously filed

          23(i)        Consent of James R. Van Horn, Esq.   Previously
                                                            filed (contained
                                                            in Exhibit 5(i))

          23(ii)       Consent of Reid & Priest LLP         Previously
                                                            filed (contained
                                                            in Exhibit 5(ii))

          23(iii)      Consent of Arthur Andersen LLP       Previously filed

          24           Power of Attorney                    Previously filed

                                      SIGNATURES


               Pursuant  to the  requirements  of the  Securities Act,  the
          Registrant  has  duly  caused   this  Amendment  No.  1   to  its
          Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Bedminster, State of New Jersey, on the 3rd day of September, 1997.


                                        NUI CORPORATION



                                        By: /s/ John Kean, Jr.
                                           ---------------------------------
                                           John Kean, Jr., President

               Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                     Title                    Date
          ---------                     -----                    ----


          /s/ John Kean, Jr.       President, Chief         September 3, 1997
          ---------------------    Executive Officer
          John Kean, Jr.           and Director (principal
                                   executive officer)


                   *               Chairman and Director    September 3, 1997
          ---------------------
          John Kean


          /s/ A. Mark Abramovic    Chief Financial          September 3, 1997
          ---------------------    Officer (principal
          A. Mark Abramovic        financial and
                                   accounting officer)


                   *               Director                 September 3, 1997
          ---------------------
          Calvin R. Carver


                   *               Director                 September 3, 1997
          ---------------------
          Vera King Farris


                   *               Director                 September 3, 1997
          ---------------------
          James J. Forese


                   *               Director                 September 3, 1997
          ---------------------
          Bernard S. Lee


                   *               Director                 September 3, 1997
          ---------------------
          R. Van Whisnand


                   *               Director                 September 3, 1997
          ---------------------
          John Winthrop


          * By: /s/ James R. Van Horn
               ----------------------
               James R. Van Horn, as
               attorney-in-fact for
               each of the persons
               indicated by an asterisk

                        APPENDIX TO ELECTRONIC FORMAT DOCUMENT




               The Company's logo will  appear on the front and  back cover
          pages  of the  Prospectus.   The logo  will consist of the stylized
          word "NUI".


               A map of the eastern portion of the United States will be set forth in the section of the Prospectus titled "MAP". Such map will depict the states along the eastern coast of the United States and certain states contiguous thereto and identify the states in which Waverly Gas Service, Valley Cities Gas Service, Elizabethtown Gas Company, Elkton Gas Service, North Carolina Gas Service and City Gas Company of Florida operate.

                                   NUI CORPORATION
                                    EXHIBIT INDEX




           Number           Description
           ------           -----------


           1                Form of Purchase Agreement